Exhibit 2

Cimatron Limited
Management's Discussion and Analysis of Financial Results for Years Ended
December 31, 2009, 2008 and 2007

Revenue

Our total revenues decreased in 2009, to approximately $33.0 million, from approximately $41.0 million in 2008, after having increased in 2008 from approximately $28.6 million in 2007. Our revenues from the sale of products decreased in 2009 to approximately $13.2 million from approximately $20.1 million in 2008, after having increased in 2008 from approximately $14.3 million in 2007. The decrease in the sale of products in 2009 relative to 2008 was primarily attributable to (i) the global economic downturn that started to affect us in mid-2008, but which was reflected on a full year basis in 2009, and (ii) the appreciation of the dollar relative to the Euro over the course of 2009 relative to 2008, which reduced the dollar value of the Euro-denominated product sales that we made in 2009. The increase in the sale of products in 2008 relative to 2007 was attributable to (i) the consolidation of Gibbs which began to be reflected in our results from the beginning of 2008, (ii) the consolidation of Microsystem's results, which began to be reflected in our results for the third quarter of 2007, but which was first reflected on a full year basis in 2008, and (iii) the depreciation of the dollar relative to the Euro over the course of 2008 relative to 2007, which increased the dollar value of the Euro-denominated product sales that we made in 2008. As a percentage of revenues, our revenues from the sale of products continued to decrease in 2009, falling to approximately 40% in 2009, after having been approximately 49% in 2008 and approximately 50% in 2007. Our revenues from maintenance and services decreased in 2009 to approximately $19.8 million, from approximately $20.9 million in 2008, after having increased in 2008 from approximately $14.3 million in 2007. The decrease in 2009 primarily reflected a decrease in services revenues, as such revenues are more product-related and were therefore impacted by the decrease in product sales, whereas maintenance revenues remained practically unchanged from 2008. The increase in maintenance and service revenues in 2008 as compared to 2007 was primarily attributable to the same factors that caused an increase in our products sales over the same period of time. As a percentage of revenues, our revenues from maintenance and services continued to increase during 2009, to approximately 60% from approximately 51% in 2008, and approximately 50% in 2007.

Because, during 2009, 54% of our revenues were derived from Europe, changes in the Euro-dollar exchange rate can significantly influence our revenues. Since mid 2007, the Euro–dollar exchange rate had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

While we believe that the trend of migration of European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less prevalent. At the same time, we continue with our sales efforts in China and in other emerging markets. In addition, following the Gibbs acquisition in early 2008, we have begun to introduce the GibbsCAM product line into our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and ultimately in all of our other sales channels.

Cost of Revenue

Cost of revenue decreased in 2009, to approximately $6.2 million, from approximately $7.8 million in 2008, after having increased in 2008 from approximately $5.4 million in 2007. The decrease in 2009 relative to 2008 was mainly due to (i) lower product sales that resulted in lower payments to third party technology and hardware vendors, and lower royalties owed to the OCS, and (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn. The increase in 2008 relative to 2007 was mainly due to (i) the consolidation of Gibbs-related costs starting in the first quarter of 2008 and (ii) the consolidation of Microsystem-related costs for the full year of 2008 (as opposed to merely for the last two quarters of 2007).

Gross Profit

Gross profit, as a percentage of total revenue, was 81%, 81% and 81% in 2009, 2008 and 2007, respectively.  The gross margin in 2009 remained unchanged as compared to 2008 despite a decrease in revenue, mainly due to (i) lower cost-of-revenue in 2009, which is dependent on revenue, and (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn. While the gross profit, as a percentage of total revenue, was the same in 2008 as in 2007, it should be noted that in 2008, the cost of revenue included $0.6 million of non-cash amortization expense attributable to the amortization of part of the acquired intangible assets of Gibbs. There was no amortization of these assets in 2007, as the Gibbs merger took place in January 2008. Accordingly, excluding this amortization, our gross margin in 2008 was higher than in 2007, mainly due to a different revenue mix, with a lower percentage of third party hardware products sales and a higher percentage of software and services sales.

Research and Development Expenses, net

Research and development expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. Research and development expenses were $5.7 million in 2009, $6.9 million in 2008 and $4.3 million in 2007.  The decrease in 2009 was mainly due to cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn. These measures were intended to increase the efficiency of our R&D organization, rather than reducing its output, and, therefore, our development plans and rate remained unchanged as compared to 2008. The increase in research and development costs in 2008 relative to 2007 was primarily due to the consolidation of Gibbs results beginning with the first quarter of 2008.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund (when applicable), including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2007, 2008 or 2009 and do not expect to receive any such grants in the future. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI and Koonras Technologies Ltd., our former significant shareholder ("Koonras"), for management services, (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative expenses decreased in 2009 to $22.0 million, from $25.8 million in 2008, after having increased in 2008 from $17.2 million in 2007. The decrease in 2009 was mainly due to (i) lower revenues that resulted in lower commission payments to our sales employees and agents, (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn and (iii) the appreciation of the dollar relative to the Euro over the course of 2009 relative to 2008, which reduced the dollar value of the Euro-denominated selling, general and administrative expenses that we incurred in 2009. The primary reason for the increase of such expenses in 2008 relative to 2007 was the consolidation of Gibbs' results (and the accompanying selling, general and administrative expenses) beginning in the first quarter of 2008, and the full year consolidation of Microsystem's results (and related expenses) in 2008, as compared to consolidation in only the second half of the year in 2007. In addition, in 2008, our general and administrative expenses included $0.4 million of non-cash amortization expense stemming from the amortization of part of the acquired intangible assets of Gibbs and Microsystem, while in 2007 such expenses included only $0.1 million of non-cash amortization expense related to the acquired intangible assets of Microsystem. Commencing with the third quarter of 2007, the Euro–dollar exchange rate has had an increasing influence on our revenues and results of operations due to the consolidation of Microsystem’s financial results with ours, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credits from financial institutions, gains (losses) from sale of bonds and funds, as well as interest on trade receivables, and currency translation adjustments between the U.S. dollar exchange rate and the NIS and Euro exchange rates, imposed on our assets and liabilities. Financial income (expense), net, was approximately $0.0 million in 2009, as compared to approximately $(0.1) million in 2008 and approximately $0.4 million in 2007. During 2009 and 2008, the interest that we received on our cash reserves was significantly lower than in 2007, due to the global trend of reduced interest rates. Moreover, the $6 million aggregate consideration that we paid in 2008 in the merger with Gibbs and the acquisition of the last 49% of Microsystem's shares was funded from our accumulated cash and cash equivalents; therefore, we had a lower interest-bearing cash balance in 2009 and 2008 as compared to 2007.

Tax Income, net

Tax income, net, in 2009 and 2008, consists primarily of changes in deferred tax assets and deferred tax liabilities, and to a lesser extent, in current tax expenses. Tax income, net, was $0.9 million in 2009 compared to $0.2 million in 2008 and $0.0 million in 2007. The increase in 2009 relative to 2008 was primarily due to an increase in deferred tax assets, as a result of an increase in US loss carry-forwards that we believe we would be able to use in the foreseeable future. The increase in 2008 relative to 2007 was primarily due to net changes in deferred tax assets and liabilities, which resulted mostly from our merger with Gibbs in early 2008.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $0.0 million, $0.7 million and $1.9 million in 2009, 2008 and 2007, respectively.  The decrease in 2009 relative to 2008 was mainly due to the decrease in our revenues in 2009, partially offset by lower expenses as compared to 2008, and partially offset by the above-described tax income. The decrease in 2008 relative to 2007 was primarily due to (i) $1.0 million of non-cash amortization expense in 2008 stemming from the amortization of the acquired intangible assets of Gibbs and Microsystem, while in 2007 such non-cash amortization expense amounted to only $0.1 million, related to the acquired intangible assets of Microsystem, and (ii) $0.8 million of income attributable to Gibbs' assumed support contracts that could not be recognized in fiscal 2008 or thereafter due to business combination accounting principles.

Cash flow

As of December 31, 2009, we had $6.7 million in cash and cash equivalents.  During 2009, net cash provided by operating activities was $1.3 million, and was mainly comprised of our net profit of $0.0 million, decrease in accounts receivable and prepaid expenses of $1.9 million, and non-cash use of depreciation and amortization of $1.6 million, as partially offset by decrease in trade payables, accrued expenses and other liabilities of $1.2 million, and increase in net deferred tax assets of $1.0 million.

During 2009, net cash used in investing activities was $0.3 million, and was mainly comprised of $0.3 million used for capital expenditures. Our capital expenditures for 2009 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2009, net cash used in financing activities was $0.0 million, and was mainly comprised of $0.3 million of cash provided by short term bank credit, offset by $0.1 million repayment of long term credit, and $0.2 million used pursuant to our ongoing share repurchase program, which had been announced back in June 2008.